SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 September 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Admission to Trading dated 28 September 2026

Exhibit No: 99.1

28 September 2026

Admission to Trading - €850 million bond offering

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.5.2 and 1.5.3R, InterContinental Hotels Group PLC announces that its wholly owned subsidiary, IHG Finance LLC, notifies the market that debt securities have been admitted to trading as follows:

Issuer name:	IHG Finance LLC
Issuer LEI:	213800DXTXQ1YC8UP313
Regulated market on which the securities have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the securities:
EUR 350,000,000 4.000 per cent. Notes due 28 September 2029 guaranteed by InterContinental Hotels Group PLC, Six Continents Limited and InterContinental Hotels Limited, ISIN: XS3519670304
(Final Terms available at http://www.rns-pdf.londonstockexchange.com/rns/6216W_1-2026-9-28.pdf)

EUR 500,000,000 4.625 per cent. Notes due 28 September 2033 guaranteed by InterContinental Hotels Group PLC, Six Continents Limited and InterContinental Hotels Limited, ISIN: XS3519673746
(Final Terms available at http://www.rns-pdf.londonstockexchange.com/rns/6216W_2-2026-9-28.pdf)

Number of securities admitted to trading:	Two series: EUR 350,000,000 EUR 500,000,000 in aggregate nominal amount
Date of admission to trading:	28 September 2026
Date of Prospectus relating to the securities:	The base prospectus dated 3 September 2026 (the "Base Prospectus") under which the securities have been issued is available at: http://www.rns-pdf.londonstockexchange.com/rns/6216W_3-2026-9-28.pdf

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 21 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 7,100 hotels in over 100 countries, and a development pipeline of a further 2,400 properties.

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Luxury & Lifestyle: Six Senses, Regent, InterContinental, Vignette Collection, Kimpton, Hotel Indigo

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Premium: Noted Collection, voco, Ruby, HUALUXE, Crowne Plaza, EVEN

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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner, avid

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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Disclaimer – Intended Addressees

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus, you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

EU MiFID II/UK MiFIR (Product Governance) – professionals and ECPs-only / No EU PRIIPs KID or UK PRIIPs KID/CCI product summary – Manufacturer target market (EU MiFID II product governance and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) or UK PRIIPs key information document (KID)/CCI product summary (as defined in the FCA Product Disclosure Sourcebook (DISC)) has been prepared as the Notes are not available to retail in the EEA or in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	28 September 2026